

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 12, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of DIMENSIONAL ETF TRUST, under the Exchange Act of 1934:

- Dimensional Core Fixed Income ETF
- Dimensional Short-Duration Fixed Income ETF
- Dimensional Inflation-Protected Securities ETF
- Dimensional National Municipal Bond ETF

Sincerely,

An Intercontinental Exchange Company